# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paragon 28, Inc., CIK 0001531978
CUSIP: 69913P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14445 GRASSLANDS DRIVE, 14445 GRASSLANDS DRIVE, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-205170
Filed by CIK 0001938285

## Reporting persons
- Rosenthal Investment Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 5,917,080; sole dispositive power 0; shared dispositive power 5,917,080; aggregate amount beneficially owned 5,917,080 (7.1% of the class)
- Rosenthal Lee: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); sole voting power 281,530; shared voting power 6,020,880; sole dispositive power 281,530; shared dispositive power 6,020,880; aggregate amount beneficially owned 6,302,410 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Paragon 28, Inc.
Address of issuer's principal executive offices: 14445 GRASSLANDS DRIVE, 14445 GRASSLANDS DRIVE, ENGLEWOOD, COLORADO, 80112.

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following Reporting Persons:

Rosenthal Investment Company, LLC
Lee Rosenthal
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 7865 Forest Keep Circle, Parker, CO 80134.
Citizenship:
Rosenthal Investment Company, LLC is organized
under the laws of Colorado.
Lee Rosenthal is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Items 9 above.
Percent of class: See responses to Items 11 above.
Sole power to vote or to direct the vote: See responses to Items 5 above.
Shared power to vote or to direct the vote: See responses to Items 6 above.
Sole power to dispose or to direct the disposition: See responses to Items 7 above.
Shared power to dispose or to direct the disposition: See responses to Items 8 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99 - Joint Filing Agreement (previously filed as Exhibit 99 to Schedule 13G filed by the Reporting Persons on July 29, 2022).

## Signatures
- Rosenthal Investment Company, LLC: /s/ Lee Rosenthal, Manager (02/05/2025)
- Rosenthal Lee: /s/ Lee Rosenthal, Individual (02/05/2025)